
CI Financial

Michael J. Killeen
Senior Vice-President, General Counsel and Corporate Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-6507
F: 416-365-0501
E: mkilleen@ci.com


07023511

May 1, 2007


SEC MAIL PROCESSING
RECEIVED
MAY 0 9 2007
WASH, D.C.
185
SECTION

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

Dear Sirs:

Re: CI Financial Income Fund, as successor to CI Financial Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

PROCESSED
MAY 1 7 2007
THOMSON
FINANCIAL

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\ci\mjk\letters\sec-ltr.doc

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


RECEIVED
PROCESSING
MAY 0 9 2007
185
SECTION
D.C.

For the month of April, 2007.

Commission File Number 82-4994

CI Financial Income Fund, as successor to CI Financial Inc.

(Translation of registrant's name into English)

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☒ No☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 4994 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CI Financial Income Fund, as successor to CI Financial Inc.
(Registrant)

Date May 1, 2007

By [signature]
(Signature) *

Michael J. Killeen, Senior Vice-President, General Counsel and Corporate Secretary

* Print the name and title under the signature of the signing officer.

SEC 1815(05-06)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports record asset levels for March

TORONTO (April 2, 2007) – CI Financial Income Fund ("CI") today reported record assets under management of $64.6 billion and record fee-earning assets of $84.3 billion at March 31, 2007. CI posted gross sales of $1.1 billion and net sales of $309 million during the month.

CI Investments Inc. had gross sales of $945 million and net sales of $280 million in March, comprised of $241 million in net sales of long-term funds and $39 million of money market funds. United Financial Corporation had gross sales of $196 million and net sales of $29 million.

CI's assets under management at March 31, 2007 consisted of investment fund assets at CI Investments and United Financial of $63.6 billion and structured products/closed-end funds of $928 million. CI's administered/other assets of $19.7 billion included institutional assets at Trilogy Global Advisors, LLC, which generate fees for CI, and $17.8 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and IQON Financial Inc. (net of assets under management at United Financial), which generate fees for those companies.

For the year-to-date, CI had gross sales of $3.5 billion and net sales of $914 million. Average assets under management for the three months were $63.7 billion, up $3.1 billion or 5.0% from the previous quarter.

"This was a terrific quarter for CI," said Stephen A. MacPhail, President and Chief Operating Officer. "With average assets rising 5% from the record-setting prior quarter and net sales of over $900 million, fiscal 2007 is off to a great start. Given that our assets under management at March 31 are up 1.4% from the average for the quarter, we are well positioned to benefit from stable to rising financial markets."

Also in March, Morningstar Canada announced that CI Investments continued to lead the industry with 41 mutual and segregated funds holding the top five-star rating at February 28, 2007.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and at www.ci.com/cix in the Statistics section.

CI Financial **News Release**

CI FINANCIAL INCOME FUND MARCH 31, 2007 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$845	$604	$241
CI money market	100	61	39
TOTAL CI Investments	$945	$665	$280
TOTAL United Financial	$196	$167	$29
TOTAL CI	$1,141	$832	$309

FEE-EARNING ASSETS	February 28/07 (millions)	March 31/07 (millions)	% Change
CI mutual/segregated funds	$52,739	$53,539	1.5%
United Financial funds	10,107	10,103	0.0%
	$62,846	$63,642	1.3%
Structured products/closed-end funds	936	928	-0.9%
TOTAL assets under management	$63,782	$64,570	1.2%
CI administered/other assets	1,816	1,894	4.3%
Assante/IQON assets under administration (net of United funds)	17,802	17,802	0.0%
TOTAL FEE-EARNING ASSETS	$83,400	$84,266	1.0%

AVERAGE ASSETS UNDER MANAGEMENT	February 28/07 (millions)	March 31/07 (millions)	% Change
Monthly	$64,422	$64,022	-0.6%
Quarter-to-date	$63,540	$63,706	0.3%
Fiscal year-to-date	$63,540	$63,706	0.3%

FISCAL AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2006 (Dec.) (millions)	Fiscal 2007 (millions)	% Change
Fiscal year average assets	$58,735	$63,706	8.5%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	145,792,607	Bank debt	$648
Trust units	134,191,484	Cash & marketable securities	(38)
Total outstanding units	279,984,091	Net debt outstanding	$610
Quarter-to-date weighted average units outstanding	280,037,424	Net debt to annualized EBITDA (most recent quarter)	0.84:1
Yield at $27.60	7.8%	In-the-money equity comp. liability (net of tax)	$32
In-the-money options	4,294,590	Terminal redemption value of funds	$779
Percentage of all options	100%	Quarter-to-date equity-based compensation*	$6
All options % of units	1.5%		

*Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price and vesting from last quarter-end ($26.72) to March 31, 2007 ($27.60).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	47%	**Asia**	4%
United States	22%	**Other**	2%
Europe	15%	**Cash**	10%

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial implements new standards for independent review committees

TORONTO (April 3, 2007) – CI Financial Income Fund ("CI") announced today that its subsidiaries CI Investments Inc. and United Financial Corporation are fully compliant with national securities regulations requiring independent review committees for public investment funds.

CI's Board of Governors has taken the final steps to implement National Instrument 81-107, Independent Review Committee for Investment Funds ("NI 81-107"), effective April 2, 2007.

CI's Board of Governors was established in 1998 to provide independent oversight and impartial judgment on conflicts of interest involving CI's investment funds. The Board provides recommendations to CI Investments and United Financial as to how such conflicts can be resolved with a view to the best interests of investors in the funds.

CI's Board of Governors has followed the general principles set out in NI 81-107 since Canadian securities regulators proposed the policy in early 2004. Relatively minor recent changes to the Board's mandate were required to bring the Board into full compliance with NI 81-107.

"The Board of Governors is an important part of the wide-ranging policies and procedures we have put in place to ensure the good governance of our funds," said Stephen A. MacPhail, President and Chief Operating Officer. "The Governors are experienced in business and finance and familiar with our operations and will continue to be effective advocates for investors under the new mandate."

CI's Board of Governors is comprised of four members, all of whom are independent of CI and its affiliates. Their tenures on the Board range from 21 months to over five years. The Governors are:

- William Harding, Managing Partner, Alpine Asset Advisors AG;
- Stuart P. Hensman, Corporate Director;
- Stephen T. Moore, Managing Director, Newhaven Asset Management Inc.;
- Sharon M. Ranson, President, The Ranson Group.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management firm with approximately $84.3 billion in fee-earning assets as of March 31, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.com/cix.

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For further information, please contact:
Stephen A. MacPhail
President and Chief Operating Officer
(416) 364-1145



2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

TSX Symbol: CIX.UN
Symbol: RCC

CI FINANCIAL ANNOUNCES SUCCESSFUL COMPLETION OF OFFER TO ACQUIRE ROCKWATER

TORONTO (April 4, 2007) - CI Financial Income Fund ("CI") and Rockwater Capital Corporation ("Rockwater") announced today that in excess of 90% of the outstanding Rockwater shares have been deposited to CI's offer (the "Offer") to purchase all of the outstanding Rockwater shares. CI and Rockwater also announced today that CI has taken up all of the shares deposited to the Offer.

As indicated in CI's offer circular dated February 23, 2007, having acquired in excess of 90% of the outstanding Rockwater shares, CI intends to forthwith acquire the Rockwater shares not deposited under the Offer on the same terms as the Rockwater shares acquired under the Offer pursuant to the compulsory acquisition rules and otherwise in accordance with applicable laws.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $84.3 billion in fee-earning assets as of March 31, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

Rockwater Capital Corporation (TSX: RCC) is an independent financial services company in three related businesses: investment counseling and portfolio management (KBSH Capital Management Inc.), retail investment management (Lakeview Asset Management Inc.) and a full service investment dealer (Blackmont Capital Inc.). For more information on Rockwater, please visit www.rockwater.ca.

This press release contains forward-looking statements with respect to CI and Rockwater and their respective products and services, including their business operations and strategy and financial performance and condition. Although management of CI and Rockwater believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
William T. Holland
Chief Executive Officer
CI Financial
(416) 364-1145



2, rue Queen Est, Vingtième étage, Toronto (Ontario) M5C 3G7
Téléphone : 416-364-1145 Sans frais : 1-800-268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symbole TSX : CIX.UN**

CI Financial adopte de nouvelles normes en matière des comités indépendants de vérification

TORONTO (le 3 avril 2007) – CI Financial Income Fund (« CI ») a annoncé aujourd'hui que ses filiales CI Investments Inc. et Corporation Financière Unie assurent déjà la conformité entière avec les lois nationales sur les valeurs mobilières, qui exigent la mise en place de comités indépendants de vérification dans la gouverne des fonds d'investissement publics.

Le Conseil d'administration vient d'entamer les dernières étapes pour mettre en application le Règlement 81-107 sur le comité d'examen indépendant des fonds d'investissement (« NI 81-107 »), qui s'impose dès le 2 avril 2007.

Le Conseil d'administration a été créé en 1998 dans le but de fournir une vérification indépendante, tout en faisant preuve d'impartialité dans ses décisions en matière de conflits d'intérêt visant les fonds d'investissement CI. Le Conseil présente des recommandations à Placements CI et Financière Unie dans le but de contribuer à la résolution de tels conflits, tout en agissant dans les meilleurs intérêts des investisseurs des fonds.

Le Conseil d'administration de CI suit les principes directeurs établis par le Règlement 81-107 depuis le début de 2004, lors de la proposition de cette politique par les organismes de règlementation des valeurs mobilières. Quelques changements accessoires ont été apportés récemment au mandat du Conseil dans le but d'assurer sa conformité entière avec le Règlement 81-107.

« Le Conseil d'administration constitue une dimension importante des nombreuses politiques et procédures que nous avons mis en place pour assurer la bonne gouvernance de nos fonds », a déclaré Stephen A. MacPhail, président et directeur de l'exploitation. « Les membres du Conseil d'administration possèdent tous de l'expérience dans les domaines des affaires et de la finance. Ils comprennent bien nos activités, et doté d'un nouveau mandat il pourront continuer à agir en faveur des investisseurs ».

Le Conseil d'administration se compose de quatre membres, tous indépendants de CI et de ses filiales. La durée de fonction des membres au sein du Conseil se situe entre 21 mois et plus de cinq ans. Le Conseil se compose des membres suivants :

- William Harding, associé directeur, Alpine Asset Advisors AG ;
- Stuart P. Hensman, directeur d'entreprise ;
- Stephen T. Moore, directeur général, Newhaven Asset Management Inc. ;
- Sharon M. Ranson, présidente, The Ranson Group.

CI Financial Income Fund (TSX : CIX.UN) est une firme de gestion d'actif indépendante sous contrôle canadien qui gérait des actifs d'environ 84,3 milliards de dollars le 31 mars 2007. CI offre une large gamme de produits et services de placement, dont l'une des plus importantes sélections de fonds communs de l'industrie. Son site Web se trouve à l'adresse www.com/cix.

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CI Financial **Communiqué**

Pour de plus amples renseignements, veuillez communiquer avec :

Stephen A. MacPhail
Président et directeur de l'exploitation
416-364-1145


Sun
Life Financial


CI Investments

News Release

FOR IMMEDIATE RELEASE

Sun Life Financial and CI Investments launch Sun*Wise* Elite Plus guaranteed retirement income product

TORONTO (April 16, 2007) – Sun Life Financial (TSX/NYSE: SLF) and CI Investments Inc. today announced the launch of Sun*Wise* Elite Plus, an innovative new product that redefines retirement planning.

Sun*Wise* Elite Plus offers a Guaranteed Minimum Withdrawal Benefit (GMWB), providing investors with guaranteed, sustainable income during retirement, along with the potential for the guaranteed income to grow. Sun*Wise* Elite Plus policies are issued by Sun Life Assurance Company of Canada and managed by CI Investments. Sun Life Assurance Company of Canada is a member of the Sun Life Financial group of companies.

"At Sun Life Financial, we understand the changing retirement needs of Canadians," said Kevin Dougherty, President, Sun Life Financial Canada. "That's why we're pleased to partner with CI Investments to bring Sun*Wise* Elite Plus to the marketplace – a product that offers Canadians guaranteed retirement income with the potential for continued growth."

"Sun*Wise* Elite Plus provides a powerful combination of benefits that few other investments can match," said Peter W. Anderson, Chief Executive Officer, CI Investments. "It allows investors and their advisors to meet the unique challenges of retirement planning and tailor an investment plan that will meet their needs and provide peace of mind."

According to Statistics Canada, more than 3.6 million Canadians will reach age 65 over the next decade. As they retire, Canadians will face a new set of financial risks that include outliving their assets, keeping up with inflation and managing the impact of market fluctuations on their hard-earned savings.

To mitigate these risks, Sun*Wise* Elite Plus offers the Guaranteed Minimum Withdrawal Benefit, an optional rider that can be added to both new and existing Sun*Wise* Elite contracts, with a minimum investment per policy of $25,000. This allows investors to plan for and enjoy a predictable, sustainable, tax-efficient, guaranteed income while providing for growth through investment of up to 90 per cent of the portfolio in equity funds. While this guarantee protects investors in down markets, it remains valuable even if the markets perform well, because gains can be locked in through automatic resets every three years.

The Guaranteed Minimum Withdrawal Benefit also provides for growth in the period before retirement. Investors receive a five per cent bonus to their guaranteed income benefits for every year they do not make a withdrawal in the first 10 years following the initial deposit to the GMWB rider. This means if no withdrawals are taken in the first 10 years, investors can start retirement with a guaranteed income that is 50 per cent larger, regardless of the performance of their portfolio.

News Release

The launch of Sun*Wise* Elite Plus includes the introduction of a new optional 4% Annual Automatic Death Benefit Reset rider, designed for investors looking to maximize the payout to their beneficiaries, and the addition of eight new segregated funds.

The Sun*Wise* Elite Plus lineup now includes 47 segregated funds, diversified by region, asset class, investment style and portfolio manager. The lineup includes portfolio management teams from several leading fund companies, including CI, AIM Trimark, Dynamic Funds, Fidelity Investments, Mackenzie Financial, RBC Investments and TD Asset Management. The lineup also includes CI's Portfolio Series, which allows investors to invest in a diversified portfolio that suits their individual investment objectives, with the convenience of purchasing and tracking one fund.

The new funds are:

- Sun*Wise* Elite CI Global High Dividend Advantage Fund
- Sun*Wise* Elite CI Harbour Foreign Equity Corporate Fund
- Sun*Wise* Elite CI Harbour Foreign Growth & Income Corporate Fund
- Sun*Wise* Elite Dynamic Global Value Fund
- Sun*Wise* Elite Mackenzie Cundill Value Fund
- Sun*Wise* Elite RBC O'Shaughnessy International Equity Fund
- Sun*Wise* Elite RBC Canadian Dividend Fund
- Sun*Wise* Elite TD Canadian Bond Fund.

More information about Sun*Wise* Elite Plus is available through financial advisors or at www.ci.com.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. Sun Life Assurance Company of Canada is a member of the Sun Life Financial group of companies. As of December 31, 2006, the Sun Life Financial group of companies had total assets under management of CDN$436 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

About CI Investments

CI Investments Inc. is a corporation controlled by CI Financial Income Fund (TSX: CIX.UN), an independent, Canadian-owned wealth management firm with approximately $84.3 billion in fee-earning assets as of March 31, 2007. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com.

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For further information, contact:

Susan Jantzi
Senior Manager
External Communications & Corporate Affairs
Sun Life Financial Canada
(519) 888-3160

Murray Oxby
Director, Communications
CI Investments Inc.
(416) 681-3254

Financière Sun Life

Placements CI

Communiqué

POUR DIFFUSION IMMÉDIATE

La Financière Sun Life et Placements CI lancent le produit de revenu de retraite garanti Sun*Wise* Elite Plus

TORONTO (le 16 Avril 2007) – La Financière Sun Life (TSX/NYSE: SLF) et CI Investments Inc. ont annoncé aujourd'hui le lancement de Sun*Wise* Elite Plus, un nouveau produit innovateur qui redéfinit la planification de la retraite.

Sun*Wise* Elite Plus offre une prestation de retrait minimum garanti (PRMG), procurant aux investisseurs un revenu continu et garanti pendant la retraite, en plus de la possibilité que le revenu garanti connaisse une croissance. Les polices Sun*Wise* Elite Plus sont émises par la Sun Life du Canada, compagnie d'assurance-vie et sont gérées par Placements CI. La Sun Life du Canada, compagnie d'assurance-vie, est membre du groupe de sociétés de la Financière Sun Life.

« À la Financière Sun Life, nous comprenons que les besoins des Canadiens au chapitre de la retraite ne cessent de changer », de dire Kevin Dougherty, président de la Financière Sun Life Canada. « C'est pourquoi, en partenariat avec Placements CI, nous sommes heureux d'offrir la Sun*Wise* Elite Plus, un produit qui procure aux Canadiens un revenu de retraite garanti et le potentiel d'une croissance soutenue. »

« Sun*Wise* Elite Plus procure une solide combinaison d'avantages que très peu d'autres placements peuvent offrir », a déclaré Peter W. Anderson, chef de la direction à Placements CI. « Il permet aux investisseurs et à leurs conseillers de répondre au défi unique que représente la planification de la retraite, et de bâtir un plan de retraite qui répondra à leurs besoins et qui leur procurera la tranquillité d'esprit ».

Selon Statistique Canada, plus de 3,6 millions de Canadiens atteindront 65 ans au cours de la prochaine décennie. Au moment de leur retraite, les Canadiens feront face à une nouvelle gamme de risques, qui sont les suivants : vivre plus longtemps que leurs ressources, garder le pas avec l'inflation et gérer l'impact des fluctuations de marché sur leurs épargnes durement accumulées.

Dans le but de mitiger ces risques, Sun*Wise* Elite Plus offre la prestation de retrait minimum garanti, un avenant facultatif qui peut être ajouté aux deux contrats Sun*Wise* Elite existants, avec un placement minimal de 25 000 $ par police. Ceci permet aux investisseurs de prévoir et de profiter d'un revenu prévisible, continu, fiscalement avantageux et garanti, tout en connaissant une croissance par le biais du placement pouvant aller jusqu'à 90 % du portefeuille de fonds d'actions. Bien que cette garantie protège les investisseurs lors de marchés baissiers, elle demeure pratique lorsque les marchés enregistrent de bons rendements, car les gains peuvent être immobilisés par l'entremise de rétablissements automatiques tous les trois ans.

La prestation de retrait minimum garanti procure également de la croissance pendant la préretraite. Les investisseurs reçoivent une prime de 5 % de leurs prestations de revenu garanti pour toutes les années au cours desquelles ils n'effectuent aucun retrait dans le cadre des 10 premières années suivant le dépôt initial à l'avenant de la PRMG. Ceci signifie que, si aucun retrait n'est effectué au cours des 10 premières années, les investisseurs peuvent commencer leur retraite avec un revenu garanti 50 % plus important, peu importe la performance de leur portefeuille.

Le lancement de Sun*Wise* Elite Plus comprend l'introduction d'un nouvel avenant du rétablissement automatique annuel de la prestation de décès de 4 %, conçu pour les investisseurs qui cherchent à optimiser le versement à leurs bénéficiaires, et l'ajout de huit nouveaux fonds distincts.

Communiqué

La gamme de Sun*Wise* Elite Plus comprend maintenant 47 fonds distincts, diversifiés par régions, catégories d'actifs, styles de placement et gestionnaires de portefeuille. La gamme comprend des équipes de gestion de placement de plusieurs sociétés de fonds de premier ordre, dont CI, AIM Trimark, Dynamic Funds, Fidelity Investments, Mackenzie Financial, RBC Investments et TD Asset Management. La gamme comprend également la Série Portefeuilles CI, qui permet aux investisseurs d'investir dans un portefeuille diversifié qui correspond à leurs objectifs de placement, tout en achetant et en suivant un seul fonds.

Les nouveaux fonds sont les suivants :
Fonds mondial avantage dividendes élevés CI Sun*Wise* Elite
Fonds de société d'actions étrangères Harbour CI Sun*Wise* Elite
Fonds de société de croissance et de revenu étrangers Harbour CI Sun*Wise* Elite
Fonds Valeur mondiale Dynamique Sun*Wise* Elite
Fonds de valeur Mackenzie Cundill Sun*Wise* Elite
Fonds d'actions internationales O'Shaughnessy RBC Sun*Wise* Elite
Fonds canadien de dividendes RBC Sun*Wise* Elite
Fonds d'obligations canadiennes TD Sun*Wise* Elite

Vous pouvez obtenir plus de renseignements sur Sun*Wise* Elite Plus auprès des conseillers financiers ou au www.ci.com.

À propos de la Financière Sun Life
La Financière Sun Life est un des principaux organismes de services financiers internationaux proposant une gamme étendue de produits et services visant à faire fructifier et protéger le patrimoine des particuliers et des entrepreneurs. La Financière Sun Life a obtenu sa charte en 1865 et bénéficie aujourd'hui, avec ses partenaires, des activités de l'entreprise sur plusieurs marchés mondiaux clés, y compris le Canada, les États-Unis, le Royaume-Uni, l'Irlande, Hong Kong, les Philippines, le Japon, l'Indonésie, l'Inde, la Chine et les Bermudes. La Sun Life du Canada, compagnie d'assurance-vie, est membre du groupe de sociétés de la Financière Sun Life. Au 31 décembre 2006, le groupe de sociétés Financière Sun Life avait un total de 436 milliards de dollars canadiens d'actifs sous gestion.

Les titres de la Financière Sun Life du Canada Inc. se négocient à la bourse de Toronto (TSX), de New York (NYSE) et des Philippines (PSE) sous le symbole SLF.

À propos de Placements CI
CI Investments Inc. est une société contrôlée par CI Financial Income Fund (TSX : CIX.UN), une firme de gestion d'actif indépendante sous contrôle canadien qui gérait des actifs d'environ 83,4 milliards de dollars le 28 février 2007. CI offre une large gamme de produits et services de placement, dont une des plus importantes sélections de fonds communs de l'industrie, et se trouve sur le Web au www.ci.com.

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Pour de plus amples renseignements, veuillez communiquer avec :

Susan Jantzi
Directrice principale
Communications externes et affaires générales
Financière Sun Life du Canada Inc.
(519) 888-3160

Murray Oxby
Directeur, communications
CI Investments Inc.
(416) 681-3254

82-4994

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions for Month Ending April 30, 2007

Toronto, April 16, 2007 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending April 30, 2007 payable on May 14, 2007 to unitholders of record as at April 30, 2007:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending April 30, 2007 and Final Distribution

Toronto, April 17, 2007 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending April 30, 2007 of $0.1875 per unit payable on May 14, 2007 to unitholders of record as at April 30, 2007.

April 30, 2007 also will be the record date for a final distribution by the Trust in connection with its merger on that date into High Yield & Mortgage Plus Trust. The distribution, if necessary, will be of a sufficient amount of income and capital gains so that the Trust will not be subject to tax under Part I of the Income Tax Act (Canada). The amount of such distribution (if any) will be announced after it has been calculated on April 30, 2007. On preparation for such merger, April 25, 2007 will be the last day that units of the Trust trade on the Toronto Stock Exchange.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

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